

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 9, 2016

<u>Via E-mail</u>
Luk Lai Ching Kimmy
Chief Executive Officer and Director
First Asia Holdings Limited
Suite 823-825
8/F Ocean Center, Harbour City
5 Canton Road
Tsimshatsui, Kowloon, Hong Kong.

> **Re: First Asia Holdings Limited**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 1, 2016**
> **File No. 000-30801**

Dear Ms. Luk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   You have filed an information statement on Schedule 14C, while at the same time you appear to be soliciting proxies for a special meeting where you will vote on an amendment to your articles of incorporation for the purpose of completing a reverse stock split.

Please file your solicitation of proxies on Schedule 14A and comply with the requirements of Regulation 14A when doing so. If you are attempting to distribute information, rather than solicit votes or announce a special meeting, please make that clear and amend your filing so that it complies with the requirements of Regulation 14C and Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Gary S. Joiner, Esq., Frascona, Joiner, Goodman and Greenstein, P.C.